Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 94 to Registration Statement No. 002-86711 on Form N-1A of our reports dated December 11, 2009, relating to the financial statements and financial highlights of Fidelity Advisor Series VIII, including Fidelity Advisor Emerging Markets Fund and Fidelity Advisor International Capital Appreciation Fund; and of our report dated December 14, 2009, for Fidelity Advisor Europe Capital Appreciation Fund, each appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series VIII for the year ended October 31, 2009, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP

Boston, Massachusetts

December 28, 2009